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                             N E W S  R E L E A S E


Contact:  Nancy Goldfarb
          212-906-4690                                    FOR IMMEDIATE RELEASE


                        SALE OF LODERS CROKLAAN IMMINENT

New York, NY -- August 30, 2002 -- Unilever (NYSE: UN/UL) announced today that it will sell its international speciality oils and fats business, Loders Croklaan Group to IOI Corporation Berhad of Malaysia for (euro) 217 million in cash. Discussions between the two firms are sufficiently advanced for official procedures with the Works Council and Trade Unions in the Netherlands to be started.

The sale is part of Unilever's Path to Growth strategy, which focuses on core activities within Foods and Home and Personal Care.

IOI Corporation is one of the largest listed companies in Malaysia, with interests in plantations, refinery, oleochemicals and property development.

Patrick Cescau, Unilever Foods Director, said: "We are certain that Loders Croklaan's new parent company can further develop the business by adding strength in raw materials and regional presence in Asia. We will continue our business relationship making use of Loders Croklaan's innovation capabilities."

Loders Croklaan is a well respected, self-standing business with a strong innovation record. It has traditionally supplied the confectionery and bakery industries world-wide but also has activities focused on supplying nutritional oils and fats as well as other ingredients in business-to-business markets.

Loders Croklaan has factories in Wormerveer, near Amsterdam, and in Channahon, near Chicago, with smaller plants in Toronto and Cairo and sales offices in a further seven countries. The business employs some 600 people and had sales of
(euro) 267 million in 2001. Loders Croklaan will continue to supply Unilever with specialty products.

Unilever is being advised by Deutsche Bank in relation to this transaction.

                                      # # #

UNILEVER BACKGROUND: Unilever (NYSE: UN, UL) is one of the world's largest consumer products companies with annual sales of approximately $49 billion in 2001. It produces and markets a wide range of foods and home and personal care products. Unilever operates in 88 countries around the globe and employs approximately 279,000 people.

In the United States, Unilever sales were approximately $11 billion in 2001. It employs some 17,800 people and has 67 offices and manufacturing sites in 23 states.

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The business comprises:

FOODS: Lipton teas, recipe products and side dishes; Wish-Bone salad dressings; Lawry's seasonings; Country Crock and "I Can't Believe It's Not Butter!" spreads; Ragu pasta sauces; Knorr soups, sauces and bouillons; Hellmann's mayonnaise; Skippy peanut butter; Bertolli olive oil; Good Humor-Breyers and Ben & Jerry's ice creams; and Slim-Fast nutritional and health snack products.

HOME AND PERSONAL CARE: Wisk, "all" and Surf laundry detergents; Snuggle fabric softener; Sunlight dish detergents; Lever 2000, Caress, Dove, Degree, Pond's and Vaseline skin care, deodorant and soap products; Q-tips cotton swabs; Mentadent oral care products; Finesse, Salon Selectives, Suave and ThermaSilk hair care products; and Calvin Klein, Nautica and Lagerfeld cosmetic and fragrance products.